SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       ----------------------------------

                   For the fiscal year ended December 31, 2002

                          Commission File Number 0-692

                       NORTHWESTERN ENERGY, A DIVISION OF
                        NORTHWESTERN CORPORATION, 401(K)
                                 RETIREMENT PLAN

                            NORTHWESTERN CORPORATION
                             125 SOUTH DAKOTA AVENUE
                              SIOUX FALLS, SD 57104

NORTHWESTERN ENERGY, A
DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT
PLAN (formerly the Montana Power Company
401(k) Retirement Savings Plan)

Financial Statements for the Years Ended
December 31, 2002 and 2001, Supplemental
Schedule, and Independent Auditors' Report

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN
(formerly the Montana Power Company 401(k) Retirement Savings Plan)



TABLE OF CONTENTS
------------------------------------------------------------------------------------------------------------------

                                                                                                              Page

INDEPENDENT AUDITORS' REPORT                                                                                   1

REPORT OF INDEPENDENT ACCOUNTANTS                                                                              2

PLAN FINANCIAL STATEMENTS:
   Statements of Net Assets Available for Benefits at December 31, 2002 and 2001                               3
   Statements of Changes in Net Assets Available for Benefits for the Years Ended
     December 31, 2002 and 2001                                                                                4
   Notes to Financial Statements                                                                               5

SUPPLEMENTAL SCHEDULE -
   Schedule H, Line 4i - Schedule of Assets (Held At End of Year)                                             10


INDEPENDENT AUDITORS' REPORT

To the Trustees and Participants of
NorthWestern Energy, a division of NorthWestern
    Corporation, 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the NorthWestern Energy, a division of NorthWestern Corporation, 401(k) Retirement Plan (the Plan) (formerly the Montana Power Company 401(k) Retirement Savings Plan) as of December 31, 2002 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended December 31, 2001 were audited by other auditors whose report dated June 28, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis of the December 31, 2002 basic financial statements and for complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic December 31, 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/S/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota
June 10, 2003

                        Report of Independent Accountants


To the Participants and Retirement Committee of
Northwestern Energy, A Division of Northwestern
Corporation, 401(k) Retirement Plan (formerly the
Montana Power Company 401(k) Retirement Savings Plan)

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Northwestern Energy, A Division of Northwestern Corporation, 401(k) Retirement Plan (formerly the Montana Power Company 401(k) Retirement Savings
Plan), (the Plan) at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



/s/ PricewaterhouseCoopers LLP

Portland, OR
June 28, 2002

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN
(formerly the Montana Power Company 401(k) Retirement Savings Plan)



STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------------------------------------------
                                                                                     2002                2001
ASSETS:
   Cash                                                                         $       529,231    $        312,512
   Investments, at current value:
     Montana Power Company common stock                                                                  21,399,273
     NorthWestern Corporation common stock                                               31,633
     Touch America common stock                                                       1,240,713
     Investments in mutual funds                                                     80,786,429          87,952,022
     Common collective trust                                                              2,545
   Participant loans                                                                  3,882,178           3,998,047
   Contributions receivable                                                             246,670
   Receivable from brokers for securities sold                                            8,296               8,969
                                                                                ---------------    ----------------
       Total assets                                                                  86,727,695         113,670,823

LIABILITIES -
   Due brokers for securities purchased                                                   8,347             320,692
                                                                                ---------------    ----------------

NET ASSETS AVAILABLE FOR BENEFITS                                               $    86,719,348    $    113,350,131
                                                                                ===============    ================


See notes to financial statements.

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN
(formerly the Montana Power Company 401(k) Retirement Savings Plan)




STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
------------------------------------------------------------------------------------------------------------------

                                                                                     2002                2001
INVESTMENT INCOME -

   Dividends and interest                                                       $     2,292,494    $      1,193,349

CONTRIBUTIONS:
   Company                                                                            2,759,386           5,239,970
   Participants                                                                       5,404,305           4,229,286

TRANSFERS FROM OTHER FUNDS                                                           13,295,402          13,428,346
                                                                                ---------------    ----------------
         Total additions                                                             23,751,587          24,090,951

LOSS ON INVESTMENTS -
   Net depreciation in current value of investments                                  29,715,177          79,594,278

PARTICIPANTS' WITHDRAWALS                                                             4,921,689          78,528,363

TRANSFER OF INVESTMENTS TO TOUCH AMERICA (Note 3)                                     2,450,102          13,867,286

TRANSFER OF LEVERAGED ESOP NOTE
   PAYABLE TO TOUCH AMERICA (Note 6)                                                                    (13,444,427)

TRANSFERS TO OTHER FUNDS                                                             13,295,402          13,428,346

NOTES PAYABLE, INTEREST PAYMENTS (Note 6)                                                                 1,176,431
                                                                                ---------------    ----------------

         Total deductions                                                            50,382,370         173,150,277
                                                                                ---------------    ----------------

NET DECREASE                                                                        (26,630,783)       (149,059,326)

NET ASSETS AVAILABLE FOR BENEFITS AT
   BEGINNING OF YEAR                                                                113,350,131         262,409,457
                                                                                ---------------    ----------------

NET ASSETS AVAILABLE FOR BENEFITS AT
   END OF YEAR                                                                  $    86,719,348    $    113,350,131
                                                                                ===============    ================


See notes to financial statements.

NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN
(formerly the Montana Power Company 401(k) Retirement Savings Plan)

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

1.      DESCRIPTION OF THE PLAN

        The NorthWestern Energy (NWE) 401(k) Retirement Plan (the Plan), formerly known as the Montana Power Company (MPC) 401(k) Retirement Savings Plan, was established to provide a means for regular savings and investment by employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The following description of the Plan is provided for general information purposes only. Participants should refer to the plan agreement for more complete information.

        Participant Contributions - Participation in the Plan is voluntary and an employee becomes eligible to participate immediately upon hire. The plan contains an automatic enrollment feature which enrolls a new employee who has not already elected to participate or elected not to participate in the salary reduction provision after 45 days of employment. Participants may make a pretax and/or after-tax contribution from 1% to 20% of eligible compensation, subject to Internal Revenue Code (IRC) limitations. Pretax contributions are tax deferred under
        Section 401(k) of the IRC. After-tax contributions are not tax deferred.

        Employer Contributions - NorthWestern Energy (the Company) contributes a matching percentage, which is determined as follows:

                                                Deferral
                                               Percentage         Applicable
                                              Eligible for         Matching
                                                Matching         Contribution
                                              Contribution        Percentage

        Nonunion participants                      4%                 100%
        Union participants                       4 - 6%*           90 - 100%*


        *Dependent upon the various collective bargaining agreements.

        The participants' after-tax contributions are not matched by the Company.

        Participant Accounts - Each participant's account is credited with the participant's contribution, the employer contribution, and an allocation of the earnings of the plan investments. Each account is charged with an allocation of administrative expenses. The amounts allocated for earnings and administrative expenses are based on the balance of each participant's account. The participant is entitled to the vested balance in the account.

        Leveraged ESOP - In 1990, the Company purchased approximately 2 million shares of MPC common stock in a leveraged ESOP arrangement. Through October 2001, the Company utilized leveraged shares plus shares purchased on the open market to match participant-eligible contributions. MPC common stock was allocated to recognize contributions and dividends in participants' accounts in the same manner as if the Plan had not been leveraged. In addition, appreciation, if any, on the shares released from the Unallocated Leveraged ESOP during the period was also allocated to participants. However, depreciation on the shares released was not allocated to participants. The Company contributed the difference between the released share price and market price. The allocation to the participants was accomplished through the transfer of 213,320 shares through October 31, 2001 from the Unallocated Leveraged ESOP at market price, at the time of transfer, and the purchase of additional shares, in the market, with cash contributions received from the Company.

        Effective November 1, 2001, the leveraged ESOP provision was transferred to Touch America Company (Touch America) (see Note 3).

        Investment Tax Credit ESOP Contributions - Contributions to the ESOP Fund by the Company were based upon investment tax credits claimed by the Company based upon its property additions. Contributions to the ESOP Fund by the Company were made to the trustee in the form of MPC stock, valued at the average closing prices of the common stock on the 20 consecutive trading days immediately preceding the date upon which the additional investment credit was claimed. Participants were eligible to make matching contributions in the form of cash or payroll deductions. Effective December 31, 1989, the Company had fully utilized all of its available investment tax credits, and no further contributions to the ESOP Fund were made.

        Vesting - Participants are immediately 100% vested in their personal contributions, company contributions, earnings, and rollover contributions. Benefits are payable upon death, termination of employment, attainment of age 59-1/2, disability, or termination of the Plan.

        Participant Loans - A loan is granted to a participant who is an active employee and submits a written application to Mellon Employee Benefits Solutions (MEBS). The minimum loan amount is $1,000, and the maximum is the lesser of $50,000 or 50% of the participant's vested account balance or the sum of the participant's pretax, after-tax, and rollover accounts. The interest rate for all such loans is the prime rate announced periodically by the U.S. Treasury, plus 1%. Each participant is only allowed to have two outstanding loans at a time. The maximum term of loans is generally five years, or twenty years for the purchase of a principal residence.

        Investment Options - Upon enrollment in the Plan, participants may elect to have their contributions invested in any one or a combination of the twelve mutual funds available or in NorthWestern Corporation common stock. Prior to November 1, 2001, company contributions were invested in Touch America Company common Stock. Effective November 1, 2001, company contributions are invested in the same manner as the participants' pretax contributions.

        Beginning November 1, 2001, participants have the option of selling their shares of Touch America Company common stock and investing the funds into the mutual funds available.

        Participants may elect to change their investment options daily.

        Payment of Benefits - Withdrawals from the mutual funds are paid in cash. Withdrawals of Touch America stock are at the option of the employee, and may be in either cash or shares. Payments are to be made in lump-sum distributions.

        Plan Administration - Administration of the Plan is authorized by the committee appointed by the Board of Directors of NorthWestern Corporation. Effective November 1, 2001, the Plan's trustee changed from The Northern Trust Company to Boston Safe Deposit and Trust. Recordkeeping duties of the Plan are handled by MEBS.

2.      SUMMARY OF ACCOUNTING POLICIES

        Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

        Use of Estimates - The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of December 31, 2002 and 2001 and the changes in net assets available for benefits for the year ended December 31, 2002. Actual results could differ from those estimates.

        Valuation of Investments - Assets invested in common stock and mutual funds have been recorded at their current value as determined by quoted market prices based on reported closing prices at December 31, 2002 and 2001 on national securities exchanges or other markets, as applicable, and the unrealized appreciation or depreciation has been reflected in the statement of changes in net assets available for benefits.

        The net appreciation or depreciation in the current value of investments presented in the statement of changes in net assets available for benefits consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Investment income and net appreciation (depreciation) in current value of investments are presented net of investment manager fees.

        Payment of Benefits - Benefits are recorded when paid.

        Contributions - Participant and employer contributions are transferred to the trustee or accrued in the period during which participant payroll deductions are made.

        Plan Expenses - Participants who are granted loans are assessed a one-time loan origination fee. The investment manager fees are paid by the Plan. All other expenses attributable to the administration of the Plan are paid by the Company.

3.      SEPARATION OF TOUCH AMERICA

        The Plan was amended and restated to separate the Montana Power Company and the Touch America Company employees and to transfer the leveraged ESOP provisions and unallocated ESOP assets from the Plan to Touch America's retirement savings plan. Effective November 1, 2001, 432 Touch America participant accounts, which amounted to approximately $13,900,000, including 2,389,000 shares of MPC common stock, were transferred to Touch America's retirement savings plan.

4.      PLAN TERMINATION

        Although it has not expressed any intent to do so, the Company has the right under ERISA to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the trustee would continue to hold, invest, and administer the trust funds in accordance with the provisions of the trust agreement and make distributions from the trust in accordance with the provisions of the Plan pursuant to instructions filed with the trustee by the committee upon such termination. In the event of plan termination, all nonvested participants would immediately become vested.

5.      TAX STATUS

        The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated December 29, 1994 that the Plan is qualified and the trust established under the Plan at the time was tax-exempt, under the appropriate section of the IRC. Although the Plan has been amended and restated since this date, the Company has currently requested a new letter, and both the Company and the Plan's tax counsel believe that the Plan is currently in compliance.

6.      PLAN LEVERAGING AND NOTE PAYABLE

        On January 22, 1990, the Company borrowed $40,000,000 at an interest rate of 9.2% to be repaid in equal installments over 15 years. The proceeds of this loan were lent on similar terms to the Plan, which purchased 3,844,594 shares of MPC common stock on the open market. Prior to November 1, 2001, the stock was used to fund the Company's matching requirements under the deferred savings portion of the Plan. The shares purchased by the Plan were allocated to participants in equal quarterly amounts over the 15-year term of the loan. Debt principal and interest payments were made quarterly utilizing company contributions received under the Plan, plus dividends paid on the unallocated shares purchased by the Plan. Effective in the fourth quarter of 2000, the Company elected to suspend dividends on shares of common stock.

        On October 31, 2001, 810,616 shares remained unallocated. These shares were transferred to the Touch America retirement savings plan on November 1, 2001. As a result of the transfer of shares, the remaining note payable totaling $13,400,000 was also transferred to the Touch America plan.

        Principal payments for 2001 totaled $3,782,475. The principal payments do not affect net assets of the Plan. Such payments reduce both plan assets and liabilities by an identical amount.

        Interest expense for the Plan for 2001 totaled $1,176,431.

7.      INVESTMENTS

        At December 31, 2002 and 2001, investments representing 5% or more of the Plan's net assets are as follows:



                                                                                      2002               2001

        Dreyfus Cash Management Plus Fund                                         $   12,890,398    $    13,473,179
        Dodge & Cox Stock Fund                                                        40,453,627         46,855,235
        Montana Power Company common stock (3,721,607 shares)                                            21,399,273
        Wells Fargo FDS Large Company Growth Fund                                     10,113,574         16,432,386
        Vanguard Bond Index Fund                                                       6,956,185

        The Plan's investments in mutual funds, NorthWestern Corporation common Stock and Touch America Company common stock depreciated in value by $29,715,178 for the year ended December 31, 2002 as follows:




        Mutual funds                                          $    (11,603,158)
        NorthWestern Corporation common stock                           (3,968)
        Touch America Company common stock*                        (18,108,052)
                                                              ----------------
              Total investments                               $    (29,715,178)
                                                              ================

        * Represents nonparticipant directed investments, prior to November 1, 2001.

8.      NONPARTICIPANT DIRECTED INVESTMENTS

        Subsequent to November 1, 2001, Touch America Company common stock is no longer an investment option for participants.




                                                                                   Year Ended December 31,
                                                                                -----------------------------
                                                                                              2001

        Montana Power Company common stock                                              $    21,399,276


                                                                                   Year Ended December 31,
                                                                                -----------------------------
                                                                                              2001

        Change in Net Assets:
        Contributions:                                                                  $      4,767,702
         Transfer to Touch America                                                            (5,810,345)
         Transfer of leveraged ESOP note payable to Touch America                             13,444,427
         Net depreciation                                                                    (76,563,806)
         Participant withdrawals                                                             (33,061,953)
         Transfers to participant directed funds                                              (1,396,511)
         Note payable, interest payments                                                      (1,176,431)
                                                                                        ----------------
                                                                                        $    (99,796,917)
                                                                                        ================

SUPPLEMENTAL SCHEDULE




NORTHWESTERN ENERGY, A DIVISION OF NORTHWESTERN
CORPORATION, 401(k) RETIREMENT PLAN
(formerly the Montana Power Company 401(k) Retirement Savings Plan)




SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (Held At End of Year)
DECEMBER 31, 2002 (EIN #81-0540568)
-------------------------------------------------------------------------------------------------------------------
                                           Description of Investment Including
    Identity of Issuer, Borrower,            Maturity Date, Rate of Interest          Current
       Lessor or Similar Party              Collateral, par or Maturity Value          Value              Cost

NorthWestern Corp.*                                Common stock                     $      31,633    $       35,601
Touch America Holdings                             Common stock                         1,240,713        17,096,528
TBC Inc. Pooled Employee Daily                     Common/collective trust                  2,545             2,546
Advisors Inner Circle FD IM Small Co.              Mutual fund                          2,428,854         2,652,244
Dodge & Cox Stock Fund                             Mutual fund                         40,453,627        43,284,362
Dreyfus Cash Management Plus*                      Money market                        12,890,398        12,890,398
Dreyfus Midcap Value Fund*                         Mutual fund                             87,832            87,872
Dreyfus Premier Int'l Value Fund*                  Mutual fund                          2,910,021         3,258,648
Putnam Int'l. Growth Fund CLA                      Mutual fund                            498,897           580,858
Putnam Vista Fund Inc. Com                         Mutual fund                             39,421            39,771
Vanguard Bond Index Fund                           Mutual fund                          6,956,185         6,924,354
Vanguard Fixed Inc. SECS Fd Inc.                   Mutual fund                            744,020           740,880
Vanguard Instl Index Fund                          Mutual fund                            908,515         1,107,117
Wasatch Small Cap Growth Fund                      Mutual fund                          2,755,085         3,292,959
Wells Fargo FDS Large Co. Growth Fund              Mutual fund                         10,113,574        12,689,185

Participant loans                                  5.25% - 5.75% loans, due
                                                      2003 - 2023                       3,882,178


* Represents related party investments.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of NorthWestern Corporation has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                        NORTHWESTERN ENERGY, A DIVISION OF
                                         NORTHWESTERN CORPORATION, 401(K)
                                         RETIREMENT PLAN


Date: June 30, 2003              By  /s/ Gary G. Drook
     ---------------------          --------------------------------------------
                                    Gary G. Drook
                                    Chief Executive Officer


Date: June 30, 2003              By  /s/ Kipp D. Orme
     ---------------------          --------------------------------------------
                                    Kipp D. Orme
                                    Vice President and Chief Financial Officer